Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

February 18, 2011

Item 3

News Release

A news release was issued on February 18, 2011 and disseminated by Marketwire and Canada Stockwatch.

Item 4

Summary of Material Change

The Company announced that the Bisha Mine in Eritrea has reached commercial production.  Commercial production marks the completion of project development, commissioning and operational ramp-up of the mine and processing plant.  The operation is currently producing gold at a rate in excess of 1,000 ounces per day.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7

Omitted Information

No material information has been omitted on the basis that it is confidential information.

Item 8

Executive Officer

Clifford T. Davis

Telephone:  (604) 623-4700

Item 9

Date of Report

March 21, 2011

N E W S R E L E A S E

February 22, 2011

Bisha Declares Commercial Production

•

Commercial production achieved on schedule and under budget

•

Producing over 1,000 ounces per day

•

Produced 40,000 ounces of gold to date

•

Recoveries higher than expected

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) is very pleased to announce that the Bisha Mine in Eritrea has reached commercial production.  Commercial production marks the completion of project development, commissioning and operational ramp-up of the mine and processing plant.  The operation is currently producing gold at a rate in excess of 1,000 ounces per day.

The commissioning of the plant commenced in late October, with first gold pour in late December and a progressive ramp up thereafter.  Plant throughput averaged approximately 5,250 tonnes per day over the last 30 days, with a peak of 6,560 tonnes per day, well above schedule.  Recoveries are also higher than planned, averaging 89% over the last 30 days.  During the commissioning phase, Bisha has produced approximately 40,000 ounces of gold.

Nevsun’s President Cliff Davis states “We are very pleased to bring this spectacular deposit into production and under budget.  Our success can be attributed to our staff, contractors and the unwavering support of the Government of Eritrea.  The State has understood from the beginning that responsible development of the mining industry has the potential to be a significant economic catalyst to the State of Eritrea over the next several years.”

Commercial production was defined as >90% of planned throughput and >90% of planned recoveries for a period of >30 days.

As announced in the Company’s news release dated January 27, 2011, the Company’s independent engineer is currently working on a re-statement of reserves for the Bisha deposit and anticipates this will be available before the end of this quarter.

Forward Looking Statements: The above contains forward-looking statements concerning development and operating progress.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer NSU 11-03.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com